UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized disclosure report

FREQUENCY ELECTRONICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	1-8061
(State or other jurisdiction of incorporation or organization)	Commission File No.

55 CHARLES LINDBERGH BLVD., MITCHEL FIELD, N.Y.	11553
(Address of principal executive offices)	(Zip Code)

Steven Bernstein	516-794-4500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1.   Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

(c) Conflict Minerals Report

Frequency Electronics, Inc. (the “Company”) evaluated its current product lines and determined that certain products we manufacture contain tin, tungsten, tantalum and/or gold (3TG) necessary to the production or functionality of such products.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014, the Company is filing herewith a Conflict Minerals Report, which is attached as Exhibit 1.01 and incorporated herein by reference.

The Company’s Conflict Minerals Policy is publicly available at the Company’s website: https://freqelec.com/vendors/. This Form SD, including the Company’s Conflict Minerals Report provided as Exhibit 1.01 hereto, is publicly available at the Company’s website: www.freqelec.com under Investor Relations/Financial/SEC Filings.  The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02  Exhibits

Exhibit 1.01  Conflict Minerals Report

Section 2.  Resource Extraction Issuer Disclosure

Item 2.01  Resource Extraction Issuer Disclosure and Report

Not applicable

Item 3.01   Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FREQUENCY ELECTRONICS, INC. (Registrant)

Date: May 25, 2023	By:	/s/ Steven Bernstein
Steven Bernstein
Chief Financial Officer, Secretary and Treasurer